

November 8, 2023

Olegs Pavlovs
Chief Executive Officer
Londax Corp.
Puces iela 47, Riga
Latvia LV-1082

> **Re: Londax Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 25, 2023**
> **File No. 333-274140**

Dear Olegs Pavlovs:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary
General Information about the Company, page 4

1.   We note your disclosure here and throughout the prospectus related to financial statement information for the period ended May 31, 2023. Please revise your disclosure here and throughout the prospectus to disclose this information for the periods presented.

Note 6 - Commitments and Contingencies, page F-8

2.   Your response to prior comment 3 states that you intend to account for and reflect the expenses paid by Mr. Olegs Pavlovs on your behalf within your financial statements as operating expenses with a corresponding credit to additional-paid-in-capital.

Please tell us why the Plan of Operation on page 23 does not indicate that these expenses will be included and confirm whether or not these expenses relate to the fiscal year-ended May 31, 2023 or the period-ended August 31, 2023.

Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John L. Thomas